SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[April 26, 2004]

Metso Corporation

(Translation of registrant’s name into English) Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F _______X_______	Form 40-F______________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____________	No________X_________

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-____________

SIGNATURES

Date April 26, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO SELL DYNAPAC TO THE NORDIC PRIVATE EQUITY INVESTOR ALTOR FOR EUR 275 MILLION

(Helsinki, Finland, April 26, 2004) - Metso Corporation (NYSE: MX; HEX: MEO) After reviewing the development alternatives for its compaction and paving equipment business line, Dynapac, Metso Corporation has signed an agreement to divest the business to the Nordic private equity investor Altor for approximately EUR 275 million on a debt-free basis. The divestiture of Dynapac will be completed after the relevant regulatory approvals. The final price of the divestment will be based on the net asset value at the closing date. The divestment will have a significant positive effect on Metso’s gearing which will decrease approximately by 26 percentage points.

“The divestiture of Dynapac implements Metso’s strategy, strengthens considerably Metso’s balance sheet and gives us better opportunities to concentrate on improving our operational excellence”, says Jorma Eloranta, President and CEO of Metso Corporation.

“The acquisition of Dynapac is consistent with Altor’s strategy to invest in leading Nordic mid-market companies with strong growth potential”, said Harald Mix, a founding partner of Altor. “We see strong potential for further profitable growth for Dynapac as an independent company both through geographical growth, particularly in North America and China, as well as through new product introductions”, commented Jaakko Kivinen, investment director at Altor.

Dynapac’s President Ronald Kok stated that he is very pleased to have Altor as a new owner, and said: “We see a very positive outlook for our current product offering, including several recent new product introductions, and are enthusiastic to be able to focus on developing our business. We pride ourselves on offering a wide range of innovative and cost efficient, high-quality solutions as well as committed service for our customers around the world.”

Dynapac, part of Metso Minerals, is a leading global manufacturer of compaction and paving equipment. In 2003, the net sales of Dynapac totalled 322 million euros, which represents less than a fifth of Metso Minerals’ net sales. At the end of 2003 Dynapac employed some 1,800 people. Dynapac designs, manufactures and sells under its strong and established brand name rollers, pavers, planers and concrete and light compaction equipment and services.

Dynapac has seven manufacturing plants, located in Sweden, Germany, France, Brazil and China. In addition, the company operates in more than 50 countries. Dynapac became part of Metso Corporation in 2001 as a result of its acquisition of Svedala. Dynapac has been operating as an independent business with relatively limited synergies with the other businesses within Metso Minerals. Dynapac was established in 1934 in Karlskrona, Sweden.

Related to the divestment of Dynapac, Metso will book nonrecurring expenses of approximately EUR 7 million in the first quarter of 2004. Following the divestiture the value of goodwill and other intangible assets on Metso’s balance sheet will decrease by approximately EUR 130 million.

The Altor 2003 Fund is a Nordic private equity fund with EUR 650 million in committed capital. Altor focuses on control investments in the middle market segment of the Nordic region, concentrating on investment opportunities where it can contribute to long-term value creation through operational improvements and growth initiatives. Since its establishment, Altor has completed three acquisitions, namely Lindorff, Contant and Aco Hud. Altor was named Fund of the year at the 2003 European Private Equity Summit and Awards, organized by the European Private Equity and Venture Capital Association (EVCA), Real Deals Magazine and INSEAD.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. It has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 843 000 Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 843 010 Eeva Mäkelä, Manager, Investor Relations, Metso Corporation, tel. +358 20 484 3253 Internet: www.metso.com and www.altor.com
or
Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.

Such factors include, but are not limited to:
(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2) the competitive situation, especially significant technological solutions developed by competitors
(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4) the success of pending and future acquisitions and restructuring.